UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 69112 / March 12, 2013

ADMINISTRATIVE PROCEEDING
File No. 3-15151

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In the Matter of	:	ORDER MAKING FINDINGS AND
	:	REVOKING REGISTRATION BY
NEW GENERATION BIOFUELS	:	DEFAULT
HOLDINGS, INC.	:	

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        The Securities and Exchange Commission (Commission) instituted this proceeding with an Order Instituting Administrative Proceedings (OIP) on December 21, 2012, pursuant to Section 12(j) of the Securities Exchange Act of 1934 (Exchange Act). The OIP alleges that New Generation Biofuels Holdings, Inc. (New Generation), has repeatedly failed to file timely periodic reports with the Commission in violation of Section 13(a) of the Exchange Act and Rules 13a-1 and 13a-13 thereunder.

        The Office of the Secretary has provided evidence that it served New Generation with the OIP on February 11, 2013, in accordance with Rule 141(a)(2)(ii) of the Commission's Rules of Practice. New Generation was required to file an Answer within ten days after service. OIP at 2; 17 C.F.R. § 201.220(b). Telephonic prehearing conferences were held on January 23, 2013, and February 22, 2013. On February 26, 2013, New Generation was ordered to show cause, by March 8, 2013, why the registration of its securities should not be revoked by default.

        To date, New Generation has not filed an Answer, participated in a prehearing conference, or otherwise shown cause why it should not be defaulted. See 17 C.F.R. §§ 201.155(a), .220(f), .221(f). Accordingly, New Generation is in default, and as authorized by Rule 155(a) of the Commission's Rules of Practice, I find the following allegations in the OIP to be true.

        New Generation, Central Index Key No. 1268236, was a Florida corporation, headquartered in Columbia, Maryland, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). New Generation is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended June 30, 2011, which reported a net loss of $1,896,050 for the prior three months. New Generation has failed to file its 9/30/11, 3/31/12, 6/30/12 and 9/30/12 Forms 10-Q and its 12/31/11 Form 10-K. Its common stock (symbol "NGBF") is quoted on OTC Link (formerly, "Pink sheets") operated by OTC Markets Group Inc.

Section 13(a) of the Exchange Act and Rules 13a-1 and 13a-13 thereunder require issuers of securities registered pursuant to Section 12 of the Exchange Act to file with the Commission current and accurate information in periodic reports, even if the registration is voluntary under Section 12(g). Specifically, Rule 13a-1 requires issuers to file annual reports, and Rule 13a-13 requires domestic issuers to file quarterly reports. 17 C.F.R. §§ 240.13a-1, -13.

As a result of the foregoing, New Generation has failed to comply with Section 13(a) of the Exchange Act and Rules 13a-1 and 13a-13 thereunder. Considering this delinquency, it is necessary and appropriate for the protection of investors to revoke the registration of each class of registered securities of New Generation.

ORDER

It is ORDERED that, pursuant to Section 12(j) of the Securities Exchange Act of 1934, the registration of each class of registered securities of New Generation Biofuels Holdings, Inc., is hereby REVOKED.

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Cameron Elliot
Administrative Law Judge